Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Announces Unaudited First Quarter 2017 Earnings and Declares Quarterly Dividend

Macau, Thursday, May 4, 2017 – Melco Resorts & Entertainment Limited (Nasdaq: MLCO), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, today reported its unaudited financial results for the first quarter of 2017.

Net revenue for the first quarter of 2017 was US$1,277.2 million, representing an increase of approximately 16% from US$1,103.6 million for the comparable period in 2016. The increase in net revenue was primarily attributable to improved group-wide rolling chip and mass market table games revenues.

On a U.S. GAAP basis, operating income for the first quarter of 2017 was US$158.5 million, compared with operating income of US$65.8 million in the first quarter of 2016, representing an increase of 141%.

Adjusted property EBITDA(1) was US$353.3 million for the first quarter of 2017, as compared to Adjusted property EBITDA of US$248.8 million in the first quarter of 2016, representing an increase of 42%. The year-on-year improvement in Adjusted property EBITDA was mainly attributable to better performance in group-wide rolling chip and mass market table games segments.

On a U.S. GAAP basis, net income attributable to Melco Resorts & Entertainment Limited for the first quarter of 2017 was US$113.4 million, or US$0.23 per ADS, compared with net income attributable to Melco Resorts & Entertainment Limited of US$39.8 million, or US$0.07 per ADS, in the first quarter of 2016. The net loss attributable to noncontrolling interests during the first quarter of 2017 of US$10.6 million was related to Studio City and City of Dreams Manila.

Mr. Lawrence Ho, our Chairman and Chief Executive Officer, commented, “In the first quarter of 2017, we delivered a strong set of results as highlighted by a 42% year-on-year increase in group-wide Adjusted property EBITDA, driven by expanding revenues across both Macau and the Philippines.

“City of Dreams delivered Adjusted property EBITDA of approximately US$214 million, a sequential increase of over 13% compared to the prior quarter, despite an increase in supply in Macau. We recently announced a range of exciting enhancements to City of Dreams, our flagship integrated resort in Macau, which we believe will help us continue to be one of the leaders of the market in the premium segments in Macau.

“We will replace the Hard Rock hotel brand at City of Dreams with a temporary hotel brand, “The Countdown”, beginning in July 2017. The Countdown Hotel will operate until March 31, 2018, at which time we will open Morpheus, an approximately 780 room, luxury hotel that will change the landscape in Macau with what we believe is a truly iconic design. Upon the opening of Morpheus, The Countdown will be rebranded and redeveloped into a new hotel concept which we believe will enhance the integrated resort’s premium positioning.

“Studio City generated a year-over-year increase in Adjusted property EBITDA of approximately 207%, driven by a 39% year-over-year increase in mass table games revenue and contribution from the rolling chip operations which continues to ramp up following its introduction in November 2016.

“City of Dreams Manila delivered a fifth quarter of record Adjusted property EBITDA as a result of improvements across all gaming segments. Our investment in the Philippines gaming market provides our company with ongoing diversification of earnings and has enabled us to participate in, and contribute to, one of the world’s fastest growing gaming and tourism markets. Our entry into the Philippine gaming market highlights our dedication to investing in development opportunities that create long term value for our shareholders.

“Early this year, we received shareholder approval to change our company’s name to Melco Resorts & Entertainment Limited, reflecting a corporate identity which is more closely aligned to our long term vision of building the world’s leading luxury gaming, entertainment and hospitality company.”

City of Dreams First Quarter Results

For the quarter ended March 31, 2017, net revenue at City of Dreams was US$693.2 million compared to US$678.6 million in the first quarter of 2016. City of Dreams generated Adjusted EBITDA of US$213.5 million in the first quarter of 2017, representing an increase of 4% compared to US$205.6 million in the comparable period of 2016. The year-on-year improvement in Adjusted EBITDA was primarily a result of greater rolling chip gross gaming revenues and increased non-gaming revenue.

Rolling chip volume totaled US$12.6 billion for the first quarter of 2017 versus US$9.8 billion in the first quarter of 2016. The rolling chip win rate was 2.7% in the first quarter of 2017 versus 3.2% in the first quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop decreased to US$1,059.8 million compared with US$1,073.5 million in the first quarter of 2016. The mass market table games hold percentage was 36.9% in the first quarter of 2017 compared to 36.7% in the first quarter of 2016.

Gaming machine handle for the first quarter of 2017 was US$1,025.9 million, compared with US$1,044.5 million in the first quarter of 2016. The gaming machine win rate was 3.4% for both quarters ended March 31, 2017 and 2016.

Total non-gaming revenue at City of Dreams in the first quarter of 2017 was US$77.8 million, compared with US$62.0 million in the first quarter of 2016.

Altira Macau First Quarter Results

For the quarter ended March 31, 2017, net revenue at Altira Macau was US$109.1 million compared to US$108.4 million in the first quarter of 2016. Altira Macau generated Adjusted EBITDA of US$3.7 million in the first quarter of 2017 compared with negative Adjusted EBITDA of US$14.0 million in the first quarter of 2016. The year-on-year improvement in Adjusted EBITDA was primarily a result of a lower provision for doubtful debt.

Rolling chip volume totaled US$4.1 billion in the first quarter of 2017 versus US$4.6 billion in the first quarter of 2016. The rolling chip win rate was 3.1% in the first quarter of 2017 versus 2.8% in the first quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

In the mass market table games segment, drop totaled US$99.7 million in the first quarter of 2017, a decrease from US$135.2 million generated in the comparable period in 2016. The mass market table games hold percentage was 20.6% in the first quarter of 2017 compared with 17.0% in the first quarter of 2016.

Gaming machine handle for the first quarter of 2017 was US$8.0 million, compared with US$8.7 million in the first quarter of 2016. The gaming machine win rate was 5.8% in the first quarter of 2017 versus 5.9% in the first quarter of 2016.

Total non-gaming revenue at Altira Macau in the first quarter of 2017 was US$6.6 million compared with US$6.9 million in the first quarter of 2016.

Mocha Clubs First Quarter Results

Net revenue from Mocha Clubs totaled US$31.1 million in the first quarter of 2017 as compared to US$31.8 million in the first quarter of 2016. Mocha Clubs generated US$7.1 million of Adjusted EBITDA in the first quarter of 2017 compared with US$6.5 million in the same period in 2016.

Gaming machine handle for the first quarter of 2017 was US$603.1 million, compared with US$670.7 million in the first quarter of 2016. The gaming machine win rate was 5.0% in the first quarter of 2017 versus 4.6% in the first quarter of 2016.

Studio City First Quarter Results

For the quarter ended March 31, 2017, net revenue at Studio City was US$277.9 million compared to US$178.7 million in the first quarter of 2016. Studio City generated Adjusted EBITDA of US$67.8 million in the first quarter of 2017 compared with Adjusted EBITDA of US$22.1 million in the first quarter of 2016. The year-on-year improvement in Adjusted EBITDA was primarily a result of commencement of rolling chip operations in November 2016 and better performance in mass market table games segment.

Rolling chip volume totaled US$3.6 billion for the first quarter of 2017. The rolling chip win rate was 2.4% in the first quarter of 2017. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$656.3 million compared with US$547.0 million in the first quarter of 2016. The mass market table games hold percentage was 26.4% in the first quarter of 2017 compared to 22.8% in the first quarter of 2016.

Gaming machine handle for the first quarter of 2017 was US$497.4 million, compared with US$409.7 million in the first quarter of 2016. The gaming machine win rate was 3.7% in the first quarter of 2017 versus 3.6% in the first quarter of 2016.

Total non-gaming revenue at Studio City in the first quarter of 2017 was US$50.8 million, compared with US$58.2 million in the first quarter of 2016.

City of Dreams Manila First Quarter Results

For the quarter ended March 31, 2017, net revenue at City of Dreams Manila was US$157.4 million compared to US$95.4 million in the first quarter of 2016. City of Dreams Manila generated Adjusted EBITDA of US$61.1 million in the first quarter of 2017 compared to US$28.6 million in the comparable period of 2016. The year-on-year improvement in Adjusted EBITDA was primarily a result of increased casino revenues.

Rolling chip volume totaled US$2.4 billion for the first quarter of 2017 versus US$1.5 billion in the first quarter of 2016. The rolling chip win rate was 3.4% in the first quarter of 2017 versus 2.8% in the first quarter of 2016. The expected rolling chip win rate range is 2.7%-3.0%.

Mass market table games drop increased to US$153.9 million for the first quarter of 2017, compared with US$120.4 million in the first quarter of 2016. The mass market table games hold percentage was 28.7% in the first quarter of 2017 compared to 27.5% in the first quarter of 2016.

Gaming machine handle for the first quarter of 2017 was US$729.9 million, compared with US$451.4 million in the first quarter of 2016. The gaming machine win rate was 6.2% in the first quarter of 2017 versus 6.1% in the first quarter of 2016.

Total non-gaming revenue at City of Dreams Manila in the first quarter of 2017 was US$27.6 million, compared with US$24.1 million in the first quarter of 2016.

Other Factors Affecting Earnings

Total net non-operating expenses for the first quarter of 2017 were US$57.4 million, which mainly included interest expenses, net of capitalized interest, of US$58.6 million, other finance costs of US$8.8 million and a net foreign exchange gain of US$8.7 million. We recorded US$8.9 million of capitalized interest during the first quarter of 2017, primarily relating to the development of Morpheus at City of Dreams.

The year-on-year decrease of US$2.7 million in net non-operating expenses was primarily a result of higher net foreign exchange gain in the current quarter.

Depreciation and amortization costs of US$137.6 million were recorded in the first quarter of 2017, of which US$14.3 million was related to the amortization of our gaming subconcession and US$5.7 million was related to the amortization of land use rights.

Financial Position and Capital Expenditure

Total cash and bank balances as of March 31, 2017 were US$1.5 billion, including US$20.0 million of bank deposits with original maturities over three months and US$78.7 million of restricted cash, primarily related to Studio City. Total debt, net of unamortized deferred financing costs at the end of the first quarter of 2017, was US$3.7 billion.

Capital expenditures for the first quarter of 2017 were US$93.9 million, which predominantly related to various projects at City of Dreams, including Morpheus.

Dividend Declaration

On May 4, 2017, our Board considered and approved the declaration and payment of a quarterly dividend of US$0.03 per share (equivalent to US$0.09 per ADS) for the first quarter of 2017 (the “Quarterly Dividend”). The Quarterly Dividend will be paid on or about Wednesday, May 31, 2017 to our shareholders whose names appear on the register of members of the Company at the close of business on Tuesday, May 16, 2017, being the record date for determination of entitlements to the Quarterly Dividend.

Conference Call Information

Melco Resorts & Entertainment Limited will hold a conference call to discuss its first quarter 2017 financial results on Thursday, May 4, 2017 at 8:30 a.m. Eastern Time (8:30 p.m. Hong Kong Time). To join the conference call, please use the dial-in details below:

US Toll Free	1 866 519 4004
US Toll / International	1 845 675 0437
HK Toll	852 3018 6771
HK Toll Free	800 906 601
UK Toll Free	080 8234 6646
Australia Toll	61 290 833 212
Australia Toll Free	1 800 411 623
Philippines Toll Free	1 800 1651 0607

Passcode	MLCO

An audio webcast will also be available at http://www.melco-resorts.com.

To access the replay, please use the dial-in details below:

US Toll Free	1 855 452 5696
US Toll / International	1 646 254 3697
HK Toll Free	800 963 117
Philippines Toll Free	1 800 1612 0166

Conference ID	11046686

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Melco Resorts & Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)	“Adjusted EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine parties under the cooperative arrangement (the “Philippine Parties”), land rent to Belle Corporation and other non-operating income and expenses. “Adjusted property EBITDA” is earnings before interest, taxes, depreciation, amortization, pre-opening costs, development costs, property charges and others, share-based compensation, payments to the Philippine Parties, land rent to Belle Corporation, Corporate and Others expenses and other non-operating income and expenses. Adjusted EBITDA and adjusted property EBITDA are presented exclusively as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses adjusted EBITDA and adjusted property EBITDA as measures of the operating performance of its segments and to compare the operating performance of its properties with those of its competitors. The Company also presents adjusted EBITDA and adjusted property EBITDA because they are used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported adjusted EBITDA and adjusted property EBITDA as supplements to financial measures in accordance with U.S. GAAP. However, adjusted EBITDA and adjusted property EBITDA should not be considered as alternatives to operating income as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income, adjusted EBITDA and adjusted property EBITDA do not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company compensates for these limitations by using adjusted EBITDA and adjusted property EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income, net income, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in adjusted EBITDA or adjusted property EBITDA. Also, the Company’s calculation of adjusted EBITDA and adjusted property EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted EBITDA and adjusted property EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)	“Adjusted net income” is net income before pre-opening costs, development costs and property charges and others, net of noncontrolling interests and taxes calculated using specific tax treatments applicable to the adjustments based on their respective jurisdictions. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share (“EPS”) are presented as supplemental disclosures because management believes they are widely used to measure the performance, and as a basis for valuation, of gaming companies. These measures are used by management and/or evaluated by some investors, in addition to income and EPS computed in accordance with U.S. GAAP, as an additional basis for assessing period-to-period results of our business. Adjusted net income attributable to Melco Resorts & Entertainment Limited and adjusted net income attributable to Melco Resorts & Entertainment Limited per share may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income attributable to Melco Resorts & Entertainment Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Melco Resorts & Entertainment Limited

The Company, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MLCO), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. The Company currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Its business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, a Philippine subsidiary of the Company currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about the Company, please visit www.melco-resorts.com.

The Company is strongly supported by its single largest shareholder, Melco International Development Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is the Chairman, Executive Director and Chief Executive Officer of the Company.

For investment community, please contact:

Ross Dunwoody

Vice President, Development & Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-resorts.com

For media enquiries, please contact:

Maggie Ma

Chief Corporate Communications and Corporate Affairs Officer

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-resorts.com

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Statements of Operations

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)	(Unaudited)
OPERATING REVENUES
Casino	$1,189,009	$1,022,258
Rooms	66,437	63,452
Food and beverage	44,826	40,984
Entertainment, retail and others	52,882	48,202

Gross revenues	1,353,154	1,174,896
Less: promotional allowances	(75,934)	(71,329)

Net revenues	1,277,220	1,103,567

OPERATING COSTS AND EXPENSES
Casino	(802,733)	(723,583)
Rooms	(8,190)	(8,536)
Food and beverage	(14,620)	(18,073)
Entertainment, retail and others	(22,408)	(29,075)
General and administrative	(110,795)	(110,319)
Payments to the Philippine Parties	(15,439)	(7,160)
Pre-opening costs	(475)	(635)
Development costs	(1,017)	(6)
Amortization of gaming subconcession	(14,309)	(14,309)
Amortization of land use rights	(5,704)	(5,704)
Depreciation and amortization	(117,569)	(119,971)
Property charges and others	(5,464)	(404)

Total operating costs and expenses	(1,118,723)	(1,037,775)

OPERATING INCOME	158,497	65,792

NON-OPERATING INCOME (EXPENSES)
Interest income	557	2,804
Interest expenses, net of capitalized interest	(58,556)	(52,490)
Other finance costs	(8,788)	(13,838)
Foreign exchange gains, net	8,709	2,556
Other income, net	659	842

Total non-operating expenses, net	(57,419)	(60,126)

INCOME BEFORE INCOME TAX	101,078	5,666
INCOME TAX CREDIT (EXPENSE)	1,753	(938)

NET INCOME	102,831	4,728
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	10,615	35,068

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED	$113,446	$39,796

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:
Basic	$0.077	$0.025

Diluted	$0.077	$0.024

NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.232	$0.074

Diluted	$0.231	$0.073

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,465,423,013	1,618,015,902

Diluted	1,476,279,580	1,626,113,586

Melco Resorts & Entertainment Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars)

	March 31,	December 31,
	2017	2016
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$1,356,136	$1,702,310
Bank deposits with original maturities over three months	20,000	210,840
Restricted cash	78,583	39,152
Accounts receivable, net	179,731	225,438
Amounts due from affiliated companies	551	1,103
Inventories	32,392	32,600
Prepaid expenses and other current assets	81,465	68,111

Total current assets	1,748,858	2,279,554

PROPERTY AND EQUIPMENT, NET	5,626,651	5,655,823
GAMING SUBCONCESSION, NET	299,011	313,320
INTANGIBLE ASSETS	4,220	4,220
GOODWILL	81,915	81,915
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	193,708	194,911
RESTRICTED CASH	130	130
DEFERRED TAX ASSETS	187	152
LAND USE RIGHTS, NET	804,612	810,316

TOTAL ASSETS	$8,759,292	$9,340,341

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$19,039	$17,434
Accrued expenses and other current liabilities	1,385,951	1,369,943
Income tax payable	3,299	7,422
Capital lease obligations, due within one year	31,163	30,730
Current portion of long-term debt, net	50,699	50,583
Amounts due to affiliated companies	926	3,028

Total current liabilities	1,491,077	1,479,140

LONG-TERM DEBT, NET	3,660,102	3,669,692
OTHER LONG-TERM LIABILITIES	50,431	49,287
DEFERRED TAX LIABILITIES	56,030	56,451
CAPITAL LEASE OBLIGATIONS, DUE AFTER ONE YEAR	261,239	262,357

SHAREHOLDERS’ EQUITY
Ordinary shares	14,759	14,759
Treasury shares	(89)	(108)
Additional paid-in capital	2,787,277	2,783,062
Accumulated other comprehensive losses	(25,232)	(24,768)
(Accumulated losses) retained earnings	(4,814)	570,925

Total Melco Resorts & Entertainment Limited shareholders’ equity	2,771,901	3,343,870
Noncontrolling interests	468,512	479,544

Total equity	3,240,413	3,823,414

TOTAL LIABILITIES AND EQUITY	$8,759,292	$9,340,341

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$113,446	$39,796
Pre-opening Costs	475	635
Development Costs	1,017	6
Property Charges and Others	5,464	404
Income Tax Impact on Adjustments	(259)	(2)
Noncontrolling Interests Impact on Adjustments	8	(339)

Adjusted Net Income Attributable to Melco Resorts & Entertainment Limited	$120,151	$40,500

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE:

Basic	$0.082	$0.025

Diluted	$0.081	$0.025

ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER ADS:
Basic	$0.246	$0.075

Diluted	$0.244	$0.075

WEIGHTED AVERAGE SHARES OUTSTANDING USED IN ADJUSTED NET INCOME ATTRIBUTABLE TO MELCO RESORTS & ENTERTAINMENT LIMITED PER SHARE CALCULATION:
Basic	1,465,423,013	1,618,015,902

Diluted	1,476,279,580	1,626,113,586

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended March 31, 2017
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(2,073)	$4,863	$164,399	$21,555	$23,497	$(53,744)	$158,497
Payments to the Philippine Parties	—	—	—	—	15,439	—	15,439
Land Rent to Belle Corporation	—	—	—	—	791	—	791
Pre-opening Costs	—	—	494	(19)	—	—	475
Development Costs	—	—	—	—	—	1,017	1,017
Depreciation and Amortization	5,689	2,187	44,779	45,976	21,498	17,453	137,582
Share-based Compensation	42	(6)	526	286	(87)	826	1,587
Property Charges and Others	57	62	3,343	—	—	2,002	5,464

Adjusted EBITDA	3,715	7,106	213,541	67,798	61,138	(32,446)	320,852
Corporate and Others Expenses	—	—	—	—	—	32,446	32,446

Adjusted Property EBITDA	$3,715	$7,106	$213,541	$67,798	$61,138	$—	$353,298

	Three Months Ended March 31, 2016
	Altira Macau	Mocha	City of Dreams	Studio City	City of Dreams Manila	Corporate and Others	Total
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating (Loss) Income	$(19,901)	$3,361	$160,562	$(23,329)	$(5,437)	$(49,464)	$65,792
Payments to the Philippine Parties	—	—	—	—	7,160	—	7,160
Land Rent to Belle Corporation	—	—	—	—	840	—	840
Pre-opening Costs	—	—	77	558	—	—	635
Development Costs	—	—	—	—	—	6	6
Depreciation and Amortization	5,826	3,079	44,301	44,707	24,275	17,796	139,984
Share-based Compensation	(82)	34	473	124	1,775	3,213	5,537
Property Charges and Others	197	—	191	—	—	16	404

Adjusted EBITDA	(13,960)	6,474	205,604	22,060	28,613	(28,433)	220,358
Corporate and Others Expenses	—	—	—	—	—	28,433	28,433

Adjusted Property EBITDA	$(13,960)	$6,474	$205,604	$22,060	$28,613	$—	$248,791

Melco Resorts & Entertainment Limited and Subsidiaries

Reconciliation of Net Income Attributable to Melco Resorts & Entertainment Limited to

Adjusted EBITDA and Adjusted Property EBITDA

(In thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2017	2016
	(Unaudited)	(Unaudited)
Net Income Attributable to Melco Resorts & Entertainment Limited	$113,446	$39,796
Net Loss Attributable to Noncontrolling Interests	(10,615)	(35,068)

Net Income	102,831	4,728
Income Tax (Credit) Expense	(1,753)	938
Interest and Other Non-Operating Expenses, Net	57,419	60,126
Property Charges and Others	5,464	404
Share-based Compensation	1,587	5,537
Depreciation and Amortization	137,582	139,984
Development Costs	1,017	6
Pre-opening Costs	475	635
Land Rent to Belle Corporation	791	840
Payments to the Philippine Parties	15,439	7,160

Adjusted EBITDA	320,852	220,358
Corporate and Others Expenses	32,446	28,433

Adjusted Property EBITDA	$353,298	$248,791

Melco Resorts & Entertainment Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended
	March 31,
	2017	2016
Room Statistics:
Altira Macau
Average daily rate (3)	$207	$208
Occupancy per available room	92%	95%
Revenue per available room (4)	$190	$197

City of Dreams
Average daily rate (3)	$200	$197
Occupancy per available room	97%	94%
Revenue per available room (4)	$194	$185

Studio City
Average daily rate (3)	$139	$137
Occupancy per available room	99%	96%
Revenue per available room (4)	$138	$131

City of Dreams Manila
Average daily rate (3)	$154	$157
Occupancy per available room	98%	86%
Revenue per available room (4)	$150	$135

Other Information:
Altira Macau
Average number of table games	114	127
Average number of gaming machines	56	62
Table games win per unit per day (5)	$14,304	$12,823
Gaming machines win per unit per day (6)	$93	$91

City of Dreams
Average number of table games	480	500
Average number of gaming machines	839	1,072
Table games win per unit per day (5)	$17,003	$15,648
Gaming machines win per unit per day (6)	$467	$364

Studio City
Average number of table games	282	246
Average number of gaming machines	972	1,113
Table games win per unit per day (5)	$10,179	$5,561
Gaming machines win per unit per day (6)	$211	$146

City of Dreams Manila
Average number of table games	270	277
Average number of gaming machines	1,773	1,656
Table games win per unit per day (5)	$5,193	$2,959
Gaming machines win per unit per day (6)	$285	$183

(3)	Average daily rate is calculated by dividing total room revenue including the retail value of promotional allowances by total occupied rooms including complimentary rooms
(4)	Revenue per available room is calculated by dividing total room revenue including the retail value of promotional allowances by total rooms available
(5)	Table games win per unit per day is shown before discounts and commissions
(6)	Gaming machines win per unit per day is shown before deducting cost for slot points